[Sidley Austin LLP]



                                 June 19, 2007

Via Edgar

Securities and Exchange Commission
Washington, D.C. 20549


                      Re:  Bear Stearns Depositor Inc.
                           Amendment Withdrawal Request
                           ---------------------------

Ladies and Gentlemen:

         We are acting as counsel to Bear Stearns Depositor Inc. (the "company") in connection with the company's registration statement on Form S-3 no. 333-105007. Pursuant to Rule 477 under the Securities Act of 1933, we hereby request, on behalf of the company, the withdrawal of the filing made on June 7, 2007 under file number 333-58504 as post-effective amendment no.1 (the "filing"). The reason for this withdrawal request is that 333-58504 is not the correct file number for the filing. The registration statement to which the above-referenced amendment relates has file number 333-105007 which is clearly indicated in the appropriate places on the amendment itself, and the amendment is being re-submitted today under that file number. No securities were sold in connection with the filing. Based on the foregoing, the company respectfully requests that the filing be withdrawn as soon as practicable.


                                            Very truly yours,



                                            /s/ Siegfried Knopf